SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                 SCHEDULE l3D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          HOLMES PROTECTION GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    436419105
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                                 (CUSIP Number)
                                                  with a copy to:
Stephen Feinberg                                  Robert G. Minion, Esq.
450 Park Avenue                                   Lowenstein, Sandler, Kohl,
28th Floor                                          Fisher & Boylan, P.A.
New York, New York  10022                         65 Livingston Avenue
(212) 421-2600                                    Roseland, New Jersey  07068
                                                  (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  May 19, 1997
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)       Not
     (b)       Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5)   Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):             Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:                United States
________________________________________________________________________________
     Number of                               7) Sole Voting Power:         *
     Shares Beneficially                     8) Shared Voting Power:       *
     Owned by
     Each Reporting                          9) Sole Dispositive Power:    *
     Person With:                           10) Shared Dispositive Power:  *
________________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   455,000*
________________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions):               Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):     7.7%*
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):      IA, IN

________________
* 98,500 shares (1.7%) of Holmes Protection Group, Inc. common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 143,000 shares (2.4%) of Holmes Protection Group, Inc. common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 26,000 shares (0.4%) of Holmes Protection Group, Inc. common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas
     ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 187,500 shares (3.2%) of Holmes Protection Group, Inc. common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer.

     Based upon the quarterly report of HPGI on Form 10-Q for the quarterly period ended March 31, 1997, as of May 13, 1997 there were issued and outstanding 5,872,537 shares of common stock of HPGI. As of May 19, 1997,
Cerberus owned 98,500 of such shares, or 1.7% of those outstanding; International owned 143,000 of such shares, or 2.4% of those outstanding; Ultra owned 26,000 of such shares, or 0.4% of those outstanding and the Funds in the aggregate owned 187,500 of such shares, or 3.2% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of HPGI owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of common stock of HPGI owned by the Funds. The only transaction by any of Cerberus, International, Ultra and the Funds in shares of common stock of HPGI during the past sixty days was the May 19, 1997 purchase by Cerberus in an ordinary broker's transaction of 10,000 shares at a purchase price of $13.50 per share.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            June 27, 1997


                                           /s/ Stephen Feinberg
                                           Stephen  Feinberg,  in  his  capacity
                                           as  the general  partner of  Cerberus
                                           Associates, L.P., the general partner
                                           of Cerberus  Partners,   L.P.  and as
                                           the investment  manager  for  each of
                                           Cerberus  International,  Ltd., Ultra
                                           Cerberus Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).